

February 11, 2013

Richard S. Foote
President and Chief Executive Officer
H2 Financial Management Inc.
999 18th Street, Suite 3000
Denver, Colorado 80202

**Re: H2 Financial Management Inc.
Registration Statement on Form S-1
Filed January 29, 2013
File No. 333-186264**

Dear Mr. Foote:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file all required exhibits, such as the executed amended and restated certificate of incorporation, the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective. In addition, we note the exhibit list includes other "form of" agreements. Please file final, executed agreements prior to effectiveness of the registration statement.

2. Prior to the effectiveness of the company's registration statement, please have a FINRA representative call the staff to confirm whether the amount of compensation allowable or payable to the underwriters has received clearance.

Prospectus Summary, page 1

The Offering, page 6

Limited payments to insiders, page 10

3. We note your response to comment 6 of our letter dated January 14, 2013. Consider revising where appropriate to disclose the approximate amount of reimbursement incurred by management with Highbury Financial Inc.

Risk Factors, page 19

Risks Associated with Our Business, page 19

Our sponsors, officers and directors will control…., page 21

4. We note your response to comment 10 of our letter dated January 14, 2013. Please explain how the proposed purchases of shares of Class A Common Stock outside of this offering contemplated by the issuer, sponsors, officers, directors, Advisory Board members, or their affiliates (including in the private placements with the sponsors in connection with the exercise of the overallotment option) as described on pages 4 and 12 will not have a manipulative effect. Specifically, explain how such purchases will be made in accordance with Sections 9(a)(2) and 10(b) of the Exchange Act and Rules 101 and 102 of Regulation M.

The founders' shares and the sponsors' shares…., page 26

5. We note your revised disclosure on page 26 and response to prior comment 14. In light of the statement in your response regarding the directors' fiduciary obligation, it is unclear what risk is being described. Please revise to clarify the risk in concrete terms. Additionally, please revise here and page 25 to avoid the phrase "may have" a conflict or other fiduciary obligations when such conflicts or obligations currently exist.

Nasdaq may delist our shares…., page 26

6. We note your revised disclosure on page 26 and response to prior comment 13. Please revise to briefly clarify, including in quantified terms, the listing requirements regarding equity, aggregate market value, and so forth.

We may be unable to obtain additional financing…., page 29

7. Please revise this risk factor and where appropriate to address the minimum amount of cash you must maintain for regulatory and contractual purposes. We note, for example, Rule 419 of the Securities Act.

Use of Proceeds, page 40; Dilution page 44

8. In note 5 to the table on page 40, you state that you will pay EarlyBirdCapital, Inc. and Sandler O'Neill & Partners, L.P. an aggregate cash advisory fee equal to 4% of the gross proceeds of this offering if you consummate an initial business combination. However, in note 1 to the table on page 45, you state that you will pay to EarlyBird and Sandler O'Neill an amount equal to 4% of the gross proceeds of this offering if you consummate your initial public offering. Please reconcile these two statements or advise, and revise the dilution table as necessary.

Dilution, page 44

9. With regard to the 4% of gross proceeds of the offering ($5,920,000) and the required minimum net tangible assets ($5,000,001), please disclose how you plan to fund these amounts if all the shareholders wish to redeem their shares.

Dilution, page 44; Capitalization, page 46

10. Considering your disclosure that 100% of public shareholders have the right to redeem their shares as disclosed on page 3 and elsewhere, it appears to us that shares of Class A common stock subject to conversion would be 14,800,000 rather than 13,854,104 and net proceeds held in the trust account subject to conversion would be $155,400,000 rather than $145,468,092. Accordingly, please revise your dilution and related disclosures and capitalization table as appropriate or show us why you believe your presentation is appropriate.

Management, page 69

11. We note your response to comments 21 and 22 regarding each advisory board member. Please revise to clarify what factors determine whether he is acting "in his capacity as an Advisory Board member." In this regard, it is unclear under what circumstances a member would "first learn" in his capacity as a member of the advisory board. Additionally, please revise to clarify the nature of the agreement of each board member to maintain confidence and not make acquisitions first learned as board member. For example, it is unclear if the agreement is written or enforceable.

Richard S. Foote
H2 Financial Management Inc.
February 11, 2013
Page 4

Conflicts of Interest, page 73

12. We note your response to comment 22, and reissue it in part. To the extent there is no contractual or fiduciary obligation of the advisory board members to assist you in any way, please revise to so state and remove detailed disclosure of their business background and experience.

13. We note the revised disclosure regarding agreements to mitigate the conflicts of interest. It is unclear when such agreements would result in your priority given that pre-existing relationships mean that officers and directors "have a duty to present the opportunity" to others. If the agreement to present opportunities to you is subject to pre-existing fiduciary duties it appears that the agreement confers no meaningful benefit to you. Please revise accordingly.

14. We note your response to prior comment 24. It is unclear why you do not disclose the approximate number of hours based on their experience with similar offerings and in light of their other obligations. Please revise accordingly.

Certain Relationships and Related Party Transactions, page 80

15. We note your response to comment 26. Please disclose the information from the response.

16. We note your response to prior comments 26 and 27. Please explain to us why you believe this is a firm commitment offering in light of the identified arrangements in the subscription agreement. We may have further comment.

Financial Statements

General

17. Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X and provide updated consents with any amendment over 30 days.

Undertakings, page II-6

18. We note your response to comment 32 and we reissue it. Please include the Item 512(a)(5)(ii) undertaking. See Securities Act Rules Compliance and Disclosure Interpretation 229.01 available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes, at (202) 551-3774, or Raj Rajan, at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329 or James Lopez, at (202) 551-3536, with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Floyd I. Wittlin, Esq.